FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Merrill Lynch Mortgage Investors, Inc.	000-0809-940
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, August 4, 2004, MLMI Series 2004-A2	333-112231

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

MERRILL LYNCH MORTGAGE INVESTORS, INC.

By: ______________________
Name: Andrew Beal
Title: Managing Director

Dated: August 4, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

MBS New Transaction

Computational Materials

$446,068,367 (approximate)

MLMI Series 2004-A2

Merrill Lynch Mortgage Investors, Inc.
Depositor

Wells Fargo Bank Minnesota, N.A.
Master Servicer

Merrill Lynch & Co.
Underwriter

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Merrill Lynch, the issuer of the securities or any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-4979.

Please be advised that mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

MORTGAGE POOL SUMMARY:

The following summary shows the characteristics of the mortgage pool (percentages are based on aggregate principal balances as of August 1, 2004):

	3/1	5/1	Aggregate
Number of Loans	: 1,044	: 148	: 1,192
Aggregate Current Principal Balance ($)	: 388,566,184	: 57,502,184	: 446,068,367
Average Current Principal Balance ($)	: 372,190	: 388,528	: 374,218
Range of Current Principal Balance ($)	: $80,150.00 to $1,000,004.80	: $95,474.58 to $999,995.00	: $80,150.00 to $1,000,004.80
Average Original Principal Balance ($)	: 374,016	: 392,846	: 376,354
Range of Original Principal Balance ($)	: $80,150.00 to $1,000,000.00	: $100,000.00 to $1,000,000.00	: $80,150.00 to $1,000,000.00
Weighted Average Remaining Term (months)	: 356	: 349	: 355
Range of Remaining Terms (months)	: 178 months to 358 months	: 172 months to 353 months	: 172 months to 358 months
Weighted Average Original Term (months)	: 360	: 358	: 359
Current Weighted Average Mortgage Interest Rate	: 4.097	: 4.953	: 4.208
Range of Current Mortgage Interest Rates	: 3.000% to 5.250%	: 4.375% to 5.750%	: 3.000% to 5.750%
Weighted Average Gross Margin	: 2.256	: 2.261	: 2.256
Range of Gross Margin	: 2.250% to 2.750%	: 2.250% to 2.750%	: 2.250% to 2.750%
Index	: CMT 1 Year (1.14%) LIBOR 1 Year (98.86%)	: CMT 1 Year (1.69%) LIBOR 1 Year (98.31%)	: CMT 1 Year (1.21%) LIBOR 1 Year (98.79%)
Weighted Average Maximum Lifetime Mortgage Interest Rate	: 10.097	: 9.953	: 10.079
Range of Maximum Lifetime Mortgage Interest Rate	: 9.000% to 11.250%	: 9.375% to 10.750%	: 9.000% to 11.250%
Weighted Average Original Loan-to-Value Ratio	: 70.363	: 71.027	: 70.448
Weighted Average Months to Interest Roll	: 32	: 52	: 35
Weighted Average Initial Periodic Rate Cap	: 2.000	: 5.000	: 2.387
Weighted Average Subsequent Periodic Rate Cap	: 2.000	: 2.000	: 2.000
Weighted Average Credit Score	: 732	: 736	: 733
Range of Credit Scores	: 620 to 819	: 625 to 809	: 620 to 819
Mortgaged Premises:	:	:	:
Single-Family Dwellings	: 58.92	: 64.47	: 59.64
Condominiums	: 8.71	: 10.26	: 8.91
PUD	: 31.51	: 24.40	: 30.59
Co-Op	: 0.00	: 0.00	: 0.00
Two to Four Family	: 0.86	: 0.87	: 0.86
Max Zip Code Concentration (%)	:0.89%	:2.19%	0.92%
Max Zip Code Concentration (zip)	:43054	:20854	:20854
Geographic Concentration (above 5% of pool)			
	California 42.17%	California 36.71%	California 41.47%
	Virginia 8.69%	Virginia 10.34%	Virginia 8.90%
	Illinois 6.66%	Texas 6.88%	Illinois 6.17%
	Maryland 5.08%	New Jersey 5.54%	Maryland 5.12%
		Maryland 5.38%	

GROUP I:

Originator

Originator	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
NATCITY	1,044	$388,566,183.99	100.00%
Total:	**1,044**	**$388,566,183.99**	**100.00%**

Range of Principal Balances ($)

Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
75,000.01 to 100,000.00	12	$1,114,460.91	0.29%
100,000.01 to 200,000.00	196	30,472,443.72	7.84
200,000.01 to 300,000.00	237	59,331,382.69	15.27
300,000.01 to 400,000.00	204	71,876,505.16	18.5
400,000.01 to 500,000.00	169	75,533,866.65	19.44
500,000.01 to 600,000.00	94	51,673,825.55	13.3
600,000.01 to 700,000.00	75	48,642,198.95	12.52
700,000.01 to 800,000.00	18	13,509,090.91	3.48
800,000.01 to 900,000.00	13	11,009,866.82	2.83
900,000.01 to 1,000,000.00	25	24,402,537.83	6.28
1,000,000.01 to 1,500,000.00	1	1,000,004.80	0.26
Total:	**1,044**	**$388,566,183.99**	**100.00%**

The average principal balance of the Mortgage Loans as of the Cut-off Date was approximately $372,189.83. No Mortgage Loan had a principal balance as of the Cut-off Date greater than $1,000,004.80 or less than $80,150.00.

Range of Margins (%)

Range of Margins (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.25	1,028	$384,140,436.75	98.86%
2.75	16	4,425,747.24	1.14
Total:	**1,044**	**$388,566,183.99**	**100.00%**

Range of Mortgage Rates (%)

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.751 to 3.000	3	$765,385.92	0.20%
3.001 to 3.250	7	1,821,651.74	0.47
3.251 to 3.500	53	21,238,465.47	5.47
3.501 to 3.750	125	49,503,358.82	12.74
3.751 to 4.000	262	98,167,657.41	25.26
4.001 to 4.250	315	117,381,174.03	30.21
4.251 to 4.500	217	76,546,212.42	19.7
4.501 to 4.750	40	15,826,069.10	4.07
4.751 to 5.000	20	6,476,787.79	1.67
5.001 to 5.250	2	839,421.29	0.22
Total:	**1,044**	**$388,566,183.99**	**100.00%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans was approximately 4.097% per annum and ranged from 3.000% per annum to 5.250% per annum.

Range of Maximum Mortgage Rates (%)

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
8.751 to 9.000	3	$765,385.92	0.20%
9.001 to 9.250	7	1,821,651.74	0.47
9.251 to 9.500	53	21,238,465.47	5.47
9.501 to 9.750	125	49,503,358.82	12.74
9.751 to 10.000	262	98,167,657.41	25.26
10.001 to 10.250	315	117,381,174.03	30.21
10.251 to 10.500	217	76,546,212.42	19.7
10.501 to 10.750	40	15,826,069.10	4.07
10.751 to 11.000	20	6,476,787.79	1.67
11.001 to 11.250	2	839,421.29	0.22
Total:	**1,044**	**$388,566,183.99**	**100.00%**

The weighted average Maximum Mortgage Rate of the Mortgage Loans as of the Cut-off Date was approximately 10.097% per annum and ranged from 9.000% per annum to 11.250% per annum.

Index

Index	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Gross Margin	Net Margin
LIBOR - 12 Month	1,028	$384,140,436.75	98.86%	2.250%	2.000%
Treasury - 1 Year	16	4,425,747.24	1.14	2.750	2.500
Total:	**1,044**	**$388,566,183.99**	**100.00%**	**2.256%**	**2.006%**

Remaining Terms to Stated Maturity (in months)

Remaining Terms (in months)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
178	1	$743,956.36	0.19%
340	1	629,485.41	0.16
345	1	348,620.32	0.09
348	1	198,119.26	0.05
349	2	992,518.79	0.26
351	14	6,262,788.68	1.61
352	5	1,732,604.15	0.45
353	6	2,073,999.21	0.53
354	2	543,000.00	0.14
355	171	62,669,385.44	16.13
356	280	99,001,085.15	25.48
357	468	179,439,820.32	46.18
358	92	33,930,800.90	8.73
Total:	**1,044**	**$388,566,183.99**	**100.00%**

The weighted average remaining term to stated maturity of the Mortgage Loans as of the Cut-off Date was approximately 356 months.

Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20051201	1	$629,485.41	0.16%
20060501	1	348,620.32	0.09
20060801	1	198,119.26	0.05
20060901	2	992,518.79	0.26
20061101	14	6,262,788.68	1.61
20061201	5	1,732,604.15	0.45
20070101	6	2,073,999.21	0.53
20070201	2	543,000.00	0.14
20070301	171	62,669,385.44	16.13
20070401	280	99,001,085.15	25.48
20070501	468	179,439,820.32	46.18
20070601	93	34,674,757.26	8.92
Total:	**1,044**	**$388,566,183.99**	**100.00%**

Range of Loan-to-Value Ratios at Origination (%) (1)

Loan-to-Value Ratios (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 to 20.00	3	$1,747,498.47	0.45%
20.01 to 30.00	8	1,757,573.30	0.45
30.01 to 40.00	19	6,844,071.90	1.76
40.01 to 50.00	38	14,492,006.19	3.73
50.01 to 60.00	95	39,983,728.35	10.29
60.01 to 70.00	236	109,762,997.76	28.25
70.01 to 75.00	173	63,279,579.87	16.29
75.01 to 80.00	411	136,569,651.75	35.15
80.01 to 85.00	11	2,244,769.36	0.58
85.01 to 90.00	26	6,333,524.31	1.63
90.01 to 95.00	24	5,550,782.73	1.43
Total:	**1,044**	**$388,566,183.99**	**100.00%**

(1) The Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.
The weighted average Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 70.36%. No Mortgage Loan had a Loan-to-Value Ratio at origination greater than 95.00% or less than 17.02%.

Range of Credit Scores

Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
601 to 625	3	$1,400,528.45	0.36%
626 to 650	12	3,583,700.34	0.92
651 to 675	48	19,458,946.97	5.01
676 to 700	185	68,215,331.83	17.56
701 to 725	208	78,367,502.80	20.17
726 to 750	185	71,741,993.83	18.46
751 to 775	247	88,690,579.03	22.83
776 to 800	137	52,424,578.91	13.49
801 to 820	19	4,683,021.83	1.21
Total:	**1,044**	**$388,566,183.99**	**100.00%**

The weighted average credit bureau risk score of the Mortgage Loans as of the Cut-off Date was approximately 732.

Documentation Type

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
FULL/ALT	837	$308,416,702.40	79.37%
Stated Income/Verified Assets	207	80,149,481.59	20.63
Total:	**1,044**	**$388,566,183.99**	**100.00%**

Occupancy Status

Occupancy Status	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	986	$370,018,415.86	95.23%
Second Home	58	18,547,768.13	4.77
Total:	**1,044**	**$388,566,183.99**	**100.00%**

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application.

Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	419	$155,459,791.12	40.01%
Refinance - Rate Term	426	162,117,314.24	41.72
Refinance - Cashout	199	70,989,078.63	18.27
Total:	**1,044**	**$388,566,183.99**	**100.00%**

Geographic Location

Geographic Location	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	404	$163,859,917.10	42.17%
Virginia	88	33,776,603.02	8.69
Illinois	60	25,894,336.58	6.66
Maryland	58	19,735,900.62	5.08
Arizona	62	17,419,390.39	4.48
Ohio	27	13,825,798.53	3.56
Texas	37	13,200,758.76	3.4
Michigan	32	11,408,830.16	2.94
Colorado	32	10,380,918.45	2.67
Georgia	33	9,032,409.59	2.32
Missouri	14	6,679,269.66	1.72
New Jersey	15	6,403,902.71	1.65
Florida	22	5,890,887.39	1.52
Washington	15	5,573,228.92	1.43
Utah	15	4,813,669.25	1.24
Nebraska	17	4,590,970.76	1.18
Hawaii	9	4,068,560.41	1.05
North Carolina	15	4,052,012.77	1.04
Nevada	15	4,015,670.13	1.03
Massachusetts	12	3,952,820.72	1.02
New Mexico	8	3,080,321.26	0.79
South Carolina	9	2,666,168.30	0.69
Delaware	7	2,150,049.33	0.55
District of Columbia	3	1,572,250.00	0.4
Minnesota	5	1,570,553.78	0.4
Connecticut	4	1,542,290.92	0.4
Pennsylvania	5	1,401,011.11	0.36
New Hampshire	4	1,241,099.93	0.32
Kansas	4	1,195,363.37	0.31
Indiana	3	703,148.49	0.18
Oregon	3	629,910.47	0.16
South Dakota	1	543,579.08	0.14
Wisconsin	1	436,573.80	0.11
Iowa	1	414,258.15	0.11
Montana	1	364,000.00	0.09
Tennessee	2	339,750.08	0.09
Louisiana	1	140,000.00	0.04
Total:	**1,044**	**$388,566,183.99**	**100.00%**

GROUP II:

Originator

Originator	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
NATCITY	148	$57,502,183.50	100.00%
Total:	**148**	**$57,502,183.50**	**100.00%**

Range of Principal Balances ($)

Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
75,000.01 to 100,000.00	2	$194,342.48	0.34%
100,000.01 to 200,000.00	19	2,934,222.86	5.1
200,000.01 to 300,000.00	22	5,530,154.25	9.62
300,000.01 to 400,000.00	39	13,832,385.23	24.06
400,000.01 to 500,000.00	36	16,221,131.43	28.21
500,000.01 to 600,000.00	17	9,180,311.45	15.97
600,000.01 to 700,000.00	8	5,134,235.24	8.93
700,000.01 to 800,000.00	1	734,100.86	1.28
800,000.01 to 900,000.00	2	1,753,070.00	3.05
900,000.01 to 1,000,000.00	2	1,988,229.70	3.46
Total:	**148**	**$57,502,183.50**	**100.00%**

The average principal balance of the Mortgage Loans as of the Cut-off Date was approximately $388,528.27. No Mortgage Loan had a principal balance as of the Cut-off Date greater than $999,995.00 or less than $95,474.58.

Range of Margins (%)

Range of Margins (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.25	144	$56,193,159.91	97.72%
2.75	4	1,309,023.59	2.28
Total:	**148**	**$57,502,183.50**	**100.00%**

Range of Mortgage Rates (%)

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.251 to 4.500	7	$2,926,203.63	5.09%
4.501 to 4.750	46	17,684,092.73	30.75
4.751 to 5.000	52	21,537,183.26	37.45
5.001 to 5.250	15	5,402,681.47	9.4
5.251 to 5.500	22	8,075,826.94	14.04
5.501 to 5.750	6	1,876,195.47	3.26
Total:	**148**	**$57,502,183.50**	**100.00%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans was approximately 4.953% per annum and ranged from 4.375% per annum to 5.750% per annum.

Range of Maximum Mortgage Rates (%)

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.251 to 9.500	7	$2,926,203.63	5.09%
9.501 to 9.750	46	17,684,092.73	30.75
9.751 to 10.000	52	21,537,183.26	37.45
10.001 to 10.250	15	5,402,681.47	9.4
10.251 to 10.500	22	8,075,826.94	14.04
10.501 to 10.750	6	1,876,195.47	3.26
Total:	**148**	**$57,502,183.50**	**100.00%**

The weighted average Maximum Mortgage Rate of the Mortgage Loans as of the Cut-off Date was approximately 9.953% per annum and ranged from 9.375% per annum to 10.750% per annum.

Index

Index	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Gross Margin	Net Margin
LIBOR - 12 Month	145	$56,530,626.16	98.31%	2.253%	2.003%
Treasury - 1 Year	3	971,557.34	1.69	2.750	2.500
Total:	**148**	**$57,502,183.50**	**100.00%**	**2.261%**	**2.011%**

Remaining Terms to Stated Maturity (in months)

Remaining Terms (in months)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
172	2	$725,931.95	1.26%
337	1	122,976.49	0.21
344	1	354,492.36	0.62
347	1	487,023.59	0.85
349	2	702,622.68	1.22
351	15	6,305,064.31	10.96
352	125	48,432,210.74	84.23
353	1	371,861.38	0.65
Total:	**148**	**$57,502,183.50**	**100.00%**

The weighted average remaining term to stated maturity of the Mortgage Loans as of the Cut-off Date was approximately 349 months.

Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20070901	1	$122,976.49	0.21%
20080401	1	354,492.36	0.62
20080701	1	487,023.59	0.85
20080901	2	702,622.68	1.22
20081101	15	6,305,064.31	10.96
20081201	127	49,158,142.69	85.49
20090101	1	371,861.38	0.65
Total:	**148**	**$57,502,183.50**	**100.00%**

Range of Loan-to-Value Ratios at Origination (%) (1)

Loan-to-Value Ratios (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20.01 to 30.00	1	$315,300.19	0.55%
30.01 to 40.00	1	291,538.80	0.51
40.01 to 50.00	9	3,307,327.99	5.75
50.01 to 60.00	16	7,017,662.24	12.2
60.01 to 70.00	28	11,278,783.24	19.61
70.01 to 75.00	23	8,669,053.66	15.08
75.01 to 80.00	64	25,742,962.40	44.77
85.01 to 90.00	5	659,654.98	1.15
90.01 to 95.00	1	219,900.00	0.38
Total:	**148**	**$57,502,183.50**	**100.00%**

(1) The Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 71.03%. No Mortgage Loan had a Loan-to-Value Ratio at origination greater than 94.98% or less than 28.59%.

Range of Credit Scores

Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
601 to 625	1	$435,509.50	0.76%
626 to 650	1	260,162.47	0.45
651 to 675	6	2,585,470.09	4.5
676 to 700	23	8,780,329.98	15.27
701 to 725	26	11,170,948.35	19.43
726 to 750	30	10,853,660.16	18.88
751 to 775	35	14,067,119.89	24.46
776 to 800	24	8,608,727.53	14.97
801 to 820	2	740,255.53	1.29
Total:	**148**	**$57,502,183.50**	**100.00%**

The weighted average credit bureau risk score of the Mortgage Loans as of the Cut-off Date was approximately 736.

Documentation Type

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
FULL/ALT	125	$49,037,619.61	85.28%
Stated Income/Verified Assets	23	8,464,563.89	14.72
Total:	**148**	**$57,502,183.50**	**100.00%**

Occupancy Status

Occupancy Status	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	135	$52,332,468.26	91.01%
Second Home	13	5,169,715.24	8.99
Total:	**148**	**$57,502,183.50**	**100.00%**

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application.

Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	84	$33,313,159.78	57.93%
Refinance - Rate Term	43	16,953,185.46	29.48
Refinance - Cashout	21	7,235,838.26	12.58
Total:	**148**	**$57,502,183.50**	**100.00%**

Geographic Location

Geographic Location	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	54	$21,107,592.91	36.71%
Virginia	16	5,945,560.83	10.34
Texas	12	3,953,601.56	6.88
New Jersey	6	3,186,454.86	5.54
Maryland	7	3,092,051.41	5.38
District of Columbia	5	2,567,755.86	4.47
Colorado	5	2,461,442.72	4.28
Arizona	8	1,966,722.95	3.42
Florida	5	1,874,680.82	3.26
Illinois	4	1,635,951.91	2.85
Washington	3	1,635,199.34	2.84
Georgia	4	1,282,454.34	2.23
Utah	2	982,260.05	1.71
Nevada	4	815,426.21	1.42
Michigan	2	740,060.37	1.29
Minnesota	2	717,815.87	1.25
Tennessee	1	570,433.97	0.99
Massachusetts	1	543,879.28	0.95
Louisiana	1	504,911.33	0.88
Pennsylvania	1	421,908.72	0.73
Oregon	1	420,634.44	0.73
Kansas	1	415,275.89	0.72
Indiana	1	412,033.88	0.72
New Mexico	1	125,097.49	0.22
Mississippi	1	122,976.49	0.21
Total:	**148**	**$57,502,183.50**	**100.00%**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Mortgage Finance Group

Oleg Saitskiy	(212) 449-4979
Carlos Laracuente	(212) 449-1435

MBS Trading & Syndicate

Dan Lonski	(212) 449-3659
Scott Soltas	(212) 449-3659